NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 18, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 5, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Youku Tudou Inc. and Ali YK Subsidiary Holding Limited, a wholly owned subsidiary of Ali YK Investment Holding Limited, and Alibaba Investment Limited, a direct wholly owned subsidiary of Alibaba Group Holding Limited became effective on April 5, 2016. Each American Depositary Shares (each representing 18 Class A Ordinary Shares) was converted into $27.60 in cash, without interest, net of any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 6, 2016.